SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: August 30th, 2004

FOR IMMEDIATE RELEASE

WORLD’S LEADING INTERNET SECURITY COMPANY SIGNS OEM AGREEMENT
WITH SILICOM AND PLACES INITIAL PURCHASE ORDERS

Using Silicom’s Gigabit Ethernet Bypass Adapters In New Internal
Security Appliance

KFAR SAVA, Israel – August 30, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced that it has signed an OEM agreement with one of the world’s leading providers of Internet security solutions for the sale of Silicom’s family of innovative Multiport Gigabit Ethernet Bypass Adapters. The customer will use the advanced Bypass Adapter as a part of its new internal security appliance, where continuity requirements are of the highest priority, to assure uninterrupted performance during power failures and other unexpected disruptions. It has already placed initial orders under the terms of the OEM agreement.

In addition, the customer is gearing up to certify Silicom’s Bypass Adapters as interoperable with its world-renowned software security platforms. This certification will pave the way for the use of Silicom’s Bypass Adapters by the customer’s many partners and users who use its security platforms in a variety of other security appliances.

“We are proud that this industry-leading Internet security company has turned to Silicom to answer the need for a state-of-the-art bypass solution,” said Shaike Orbach, Silicom’s President and CEO. “By automatically rerouting traffic around faulty components, our Bypass Adapters solve a critical vulnerability of single-point gateway architectures: the ease with which a malfunction can compromise network continuity. By using our high performance Bypass Adapters, it becomes easy and cost-effective to solve the problem and assure availability.

“These capabilities, together with the performance boost provided by the adapters’ multi-porting gigabit speed capabilities, make our Multiport Gigabit Ethernet Bypass Adapters ideal for use in the full range of gateway appliances, including those used for network monitoring, load balancing, network event management, e-mail content filtering and virus protection and intrusion.”

About Silicom
Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il